

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 18, 2023

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

>   **Re: Liberty Media Corporation**
>   **Registration Statement on Form S-4**
>   **Filed December 21, 2022**
>   **File No. 333-268921**

Dear Renee L. Wilm:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary
The Proposals
The Reclassification Proposals, page 35

1.   We note your disclosure on page 54 that the unaudited illustrative historical attributed financial information provided in Annex D may not necessarily reflect the results of New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group as if they been separate companies, in part because such information has been extracted from Liberty Media's consolidated financial statements and "are based on assumptions that Liberty Media believes are reasonable." Please disclose all material assumptions that were used to prepare the unaudited illustrative financial information.

Risk Factors
Liberty Media's board of directors may, in its sole discretion, elect to convert..., page 62

2.   Please briefly describe the exceptions to the board's ability to convert all of the outstanding shares of common stock relating to any of Liberty Media's groups into shares of common stock of another group.

Reasons for the Split-Off and the Reclassification, page 99

3.   We note that in determining to approve the Split-Off, the Liberty Media board of directors considered the Split-Off as a way to address the historical discount attributed to Liberty's tracking stocks. Please also address whether the board considered the potential negative implications of creating three new tracking stocks as part of the Reclassification, such as a valuation or trading discount associated with the complexity of Liberty's new proposed capital structure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brittany Uthoff